Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211

913-663-2310  fax 913-663-2239

January 25, 2010

H. Roger Schwall, Assistant Director

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:

Empire Energy Corporation International

Registration Statement on Form S-1, Amendment 3

Filed December 21, 2009

File Number 333-159680

Dear Mr. Schwall:

We have reviewed your comments sent January 11, 2010 regarding our recent S-1/A filing and are returning our written responses by way of this correspondence.  We have filed an amended form S-1 that includes our responses to your comments and our discussions with Tracie McNeil.  To facilitate your review we have sent by fax a copy of this letter and the marked pages that include all changes made to the document filed December 21, 2009.

Your comments and our responses that relate to File Number 333-159680 are as follows:

Executive Compensation, page 34

1.

Please revise your filing to provide the disclosure required by Item 402 of Regulation S-K for your fiscal year ended December 31, 2009.

Response:

We have revised the Executive Compensation section on page 34 to include disclosure for the fiscal year ended December 31, 2009 and have attached that section as an exhibit with this correspondence.

As a supplementary matter, we have also updated the document to disclose certain matters that occurred during the interim period.  These include the expiration of certain options and warrants, fourth quarter 2009 share prices and additional legal proceedings.

Closing Comments

We hope this response is adequate to satisfy your comments.  Please contact us if further information or clarification is required.  We ask your assistance to expedite your review of these comments and allow us to request acceleration of the effective date.

Sincerely,

/s/ John Garrison

Mr. John Garrison

Chief Financial Officer

Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211

cc:

Via Facsimile

Roger V. Davidson, Esq.

(303) 415-2500

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